UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 14f-1

INFORMATION STATEMENT

PURSUANT TO SECTION 14(F) OF THE

SECURITIES EXCHANGE ACT OF 1934

AND RULE 14F-1 THEREUNDER

BRAVO MULTINATIONAL INC.

____________________________________

(Name of Registrant)

Delaware	000-53505	26-1266967
(State of Incorporation)	(Commission File No.)	(IRS Employer Identification Number)

3419 Virginia Beach Blvd., Unit 252

Virginia Beach, VA 23452

______________________________________________

(Address of Principal Executive Offices)

757-306-6092

_________________________________________

(Registrant's Telephone Number, Including Area Code)

 BRAVO MULTINATIONAL INCORPORATED

3419 Virginia Beach Blvd., Unit 252, Virginia Beach, VA 23452

INFORMATION STATEMENT PURSUANT TO SECTION 14(F) OF THE

SECURITIES EXCHANGE ACT OF 1934 AND

RULE 14f-1 THEREUNDER

Notice of Change in the Majority of the Board of Directors

INTRODUCTION

The information contained in this Information Statement is being furnished to all holders of record of common stock of Bravo Multinational, Incorporated (the "Company" or "BRAVO") at the close of business on November 12, 2018 in accordance with the requirements of Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 under that Act in order to effect a change in majority control of the Company's Board of Directors other than by a meeting of stockholders. This Information Statement is being distributed on or about November 26, 2018.

NO VOTE OR OTHER ACTION BY THE COMPANY'S STOCKHOLDERS IS REQUIRED IN RESPONSE TO THIS INFORMATION STATEMENT. PROXIES ARE NOT BEING SOLICITED AND YOU ARE REQUESTED NOT TO SEND THE COMPANY A PROXY.

On or about November 20, 2018, following the completion of a search for new business opportunities, management decided to change the ownership and management of the Company (the “Transaction”).  As a result of this Transaction BRAVO has agreed to reconstitute the Board of Directors and Executive Officers.  This Information Statement contains information about persons who will serve as officers of the Company or as Directors on the Board of Directors going forward.

THE CHANGE IN THE COMPOSITION OF THE BOARD OF DIRECTORS DISCLOSED IN THIS SCHEDULE 14f-1 FILING WILL RESULT IN A CHANGE IN CONTROL OF THE BOARD OF DIRECTORS OF THE COMPANY.

No action is required by the shareholders of the Company in connection with the election or appointment of the new directors. However, Section 14(f) of the Securities Act of 1934, as amended, requires the mailing to the Company's shareholders of this Information Statement not less than ten days prior to the change in a majority of the Company's directors if said change occurs without a meeting of the Company's shareholders.

VOTING SECURITIES AND PRINCIPAL SHAREHOLDERS THEREOF

As of the date of this Information Statement, the authorized capital stock of the Company consisted of 1,000,000,000 shares of common stock, par value $.0001 per share, of which approximately 8,779,058 shares are issued and outstanding and 50,000,000 shares of Series A Preferred Stock with a par value of $.0001, of which approximately 0 shares are issued and outstanding. Each share of common stock is entitled to one vote with respect to all matters to be acted on by the stockholders.

DIRECTORS AND EXECUTIVE OFFICERS

Set forth below are the officers and directors of the Company prior to the Transaction.

Name and Address	Age	Position(s)
Paul Parliament	52	Director, President, and CEO
Douglas Brooks	50	Director and Vice President
Richard Kaiser	54	Secretary and Director

Paul Parliament, President, CEO, and Director

Paul Parliament has been a member of our board since October 31, 2012.  From April 1994 to present Mr. Parliament has served as president of The Parliament Corporation and six years as President of The Parliament Apartment Corporation, which are companies in the real estate re-development business.  Mr. Parliament has over 28 years as a successful real estate developer, and as president of Marsadi Layne Properties, Inc., The Parliament Corporation, P.D.P Developments, Inc., and The Parliament Apartment Corporation.  Mr. Parliament has knowledge of property acquisitions, corporate finance, planning, permitting, staffing, management, and strategic business planning.

Douglas Brooks, Vice President and Director

Douglas Brooks has been a member of our board since September 25, 2015.  Mr. Brooks has had a successful career in real estate.  From 1994 to 2000, he was secretary and director of Marsadi Layne Properties Inc., a large real estate property manager and developer in Southern Ontario.  From 1996 to present, Mr. Brooks has been president of Rentcom Plus Inc., a privately-owned real estate based corporation.  Mr. Brooks has also been involved in the corporate business, including property management, finance and real estate redevelopment.  He is a Member Broker and Broker of Record for the Real Estate Council of Ontario.

Richard Kaiser, Secretary and Director

Richard Kaiser, is our corporate secretary, acting CFO, director and corporate governance officer, a position that he has held since March 24, 2015, except for the position of acting CFO, which he has held since February, 2017. On or about July 1, 2013, Mr. Kaiser became Secretary and Director of Bioforce Nanoscience’s, Inc. Beginning on December 1, 2016, Mr. Kaiser also served the roles of Interim CFO, corporate secretary and corporate governance officer of  Bioforce. He has served as an officer and Co-Owner of Yes International since July, 1991.  Yes International is a full-service EDGAR conversion, investor relations and venture capital firm located in Virginia Beach, Virginia. In 1990, Mr. Kaiser received a Bachelor of Arts degree in International Economics from Oakland University (formerly known as Michigan State University-Honors College.)  The Board reviewed Mr. Kaiser’s background and considered him qualified for his position due to his educational background and his experience with SEC filings and public companies.

Set forth below are the new directors and officers following the closing of the Transaction:

APPOINTMENTS TO THE BOARD OF DIRECTORS

Name and Address	Age	Position(s)
Merle Ferguson	72	Director and President
Richard Kaiser	54	Director, Secretary, Acting CFO, Corporate Governance Officer

BIOGRAPHY

The following sets forth biographical information regarding the Company’s proposed officers and directors following the completion of the Transaction:

Merle Ferguson, President and Director

Mr. Ferguson became a director and President of the Company on November 19, 2018. Prior to that, he had no relationship with the Company . In July 2013 Mr. Ferguson became Chairman of the Board of Bioforce Nanoscience’s, Inc. (“Bioforce”) On July 8, 2013, and subsequently on December 1, 2016 he also became CEO and President of the Bioforce.  .Mr. Ferguson attended Yakima Valley College from 1964-1966 with a major in forestry and a minor in Business Management. In April of 1966, he enlisted in the United States Marine Corps, serving two tours in Vietnam, and was honorably discharged in 1970. From 2001 to the present, Mr. Ferguson has served as Chairman, Secretary, Treasurer and majority shareholder of Predictive Technology Group, Inc., a company located in Salt Lake City, Utah, which is a biotech company involved in the manufacturing and marketing of products involving stem cells and genetic therapeutics.  Predictive has thirty five (35) employees and has annual revenues of approximately $20,000,000.

The stock of Predictive Technology Group is traded on the OTC Markets Pink, current information market. From January, 2009 to the present, Mr. Ferguson has served as Chairman, President, CEO, CFO and majority owner of Element Global, Inc., located in Virginia Beach, Virginia.  Element Global provides mining, media and energy services.  It has annual revenues of approximately $100,000 and it has three (3) employees.  The stock of Element Global is trades on the OTC Markets Pink, no information market. Beginning in May, 2014, Mr. Ferguson also became Chairman and President of Element Global.  From January, 2002 to 2014, Mr. Ferguson served as an Officer and Director of Gold Rock. Since 2014, he has also served as President, Chairman and CEO of Gold Rock, located in Virginia Beach, Virginia, which manufactures homes using rare earth substances and recycled tires.  Gold Rock has no revenues and it has two (2) employees.  Gold Rock Holdings, Inc. is a stock that is traded on the over the counter market. The Board reviewed Mr. Ferguson’s background and it considers him qualified to fill this position, due to his extensive business experience and work with public companies.

Richard Kaiser, Secretary and Director

Richard Kaiser, is our corporate secretary, acting CFO, director and corporate governance officer, a position that he has held since March 24, 2015, except for the position of acting CFO, which he has held since February, 2017. On or about July 1, 2013, Mr. Kaiser became Secretary and Director of Bioforce Nanoscience’s, Inc. Beginning on December 1, 2016, Mr. Kaiser also served the roles of Interim CFO, corporate secretary and corporate governance officer of  Bioforce. He has served as an officer and Co-Owner of Yes International since July, 1991.  Yes International is a full-service EDGAR conversion, investor relations and venture capital firm located in Virginia Beach, Virginia. In 1990, Mr. Kaiser received a Bachelor of Arts degree in International Economics from Oakland University (formerly known as Michigan State University-Honors College.)  The Board reviewed Mr. Kaiser’s background and considered him qualified for his position due to his educational background and his experience with SEC filings and public companies.

All Directors hold their office until the next annual meeting of shareholders or until their successors are duly elected, and qualified.  Any vacancy occurring on the Board of Directors may be filled by the shareholders, or the Board of Directors.  A Director elected to fill a vacancy is elected for the unexpired term of his predecessor in office.  Any Directorship filled by reason of an increase in the number of Directors shall expire at the next shareholders’ meeting in which Directors are elected, unless the vacancy is filled by the shareholders, in which case the term shall end on the later of (i) the next meeting of the shareholders or (ii) the term designated for the Director at the time of creation of the position being filled.

Committees: Meetings of the Board

The Company does not have a separate Compensation Committee, Audit Committee or Nominating Committee. These functions are done by the Board of Directors meeting as a whole. The Company’s Board of Directors held meetings during the fiscal year ended December 31, 2017 and 0 meetings were in person and 5 meetings were conducted by telephone. All corporate actions by the Board of Directors were either consented to in writing by all Directors or were agreed to unanimously at a meeting where proper notice had been given and a quorum was present.

Committees of the Board

We currently have an Executive Committee of our board of directors which was established on March 24, 2015.  However, we do not currently have an Audit, Executive, Finance, Compensation, or Nominating Committee, or any other committee of the board of directors.  We have adopted a charter for the Executive Committee as well as charters for the other committees, in the event that we elect to implement them.  Copies of the charters for each committee have been previously filed with the Securities and Exchange Commission.  In addition, we have posted copies of the charters for each committee on our website at www.bravomultinational.com.  We will provide to any person without charge, upon request, a copy of the charter for any of our committees.  In addition, we intend to post on our website all disclosures that are required by law concerning any amendments to our committees or their charters.  Any such request should be directed to Mr. Richard Kaiser, our corporate secretary, at 3419 Virginia Beach Boulevard, Unit 252, Virginia Beach, Virginia 23452, telephone (757) 306-6090, or you may email Mr. Kaiser at info@bravomultinational.com.  The information contained in our website shall not constitute part of this filing.

For the areas where we don’t have committees, such responsibilities are fulfilled by our board of directors and all of our directors participate in such responsibilities, none of whom is “independent” as defined under Rule 4200(a)(15) of the NASDAQ’s listing standards described below. Our financial position has made it extremely difficult to attract and retain qualified independent board members.  Since we do not have any of the subject committees, other than our Executive Committee, our entire board of directors participates in all of the considerations with respect to our audit, finance, compensation, and nomination deliberations.

Rule 4200(a)(15) of the NASDAQ’s listing standards defines an “independent director” as a person other than an executive officer or employee of the Company or any other individual having a relationship which, in the opinion of the issuer’s board of directors, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director.  The following persons shall not be considered independent:

•

A director who is, or at any time during the past three years was, employed by the company;

•

A director who accepted or who has a Family Member who accepted any compensation from the Company in excess of $120,000 during any period of twelve consecutive months within the three years preceding the determination of independence, other than the following: (i) compensation for board or board committee service; (ii) compensation paid to a Family Member who is an employee (other than as an executive officer) of the Company; or (iii) benefits under a tax-qualified retirement plan, or non-discretionary compensation.  Provided, however, that in addition to the requirements contained in this paragraph, audit committee members are also subject to additional, more stringent requirements under NASDAQ Rule 4350(d).

•

A director who is a Family Member of an individual who is, or at any time during the past three years was, employed by the Company as an executive officer;

•

A director who is, or has a Family Member who is, a partner in, or a controlling stockholder or an executive officer of, any organization to which the Company made, or from which the Company received, payments for property or services in the current or any of the past three fiscal years that exceed five percent of the recipient’s consolidated gross revenues for that year, or $200,000, whichever is more, other than the following: (i) payments arising solely from investments in the Company’s securities; or (ii) payments under non-discretionary charitable contribution matching programs;

•

A director of the issuer who is, or has a Family Member who is, employed as an executive officer of another entity where at any time during the past three years any of the executive officers of the issuer serve on the compensation committee of such other entity; or

•

A director who is, or has a Family Member who is, a current partner of the Company’s outside auditor, or was a partner or employee of Bravo’s outside auditor who worked on the Company’s audit at any time during any of the past three years.

We hope to add qualified independent members of our board of directors at a later date, depending upon our ability to reach and maintain financial stability.

Executive Committee

In accordance with Article III of our bylaws, our board of directors has established an Executive Committee which consists of members who have been appointed by the board of directors.  The initial chairman of the Executive Committee was Paul Parliament.  As a result of the Transaction, Mr. Parliament has agreed to resign his position with the Company and he will be replaced in this position by Mr. Ferguson. Thereafter, the chairman of the Executive Committee shall be appointed by the members of the Executive Committee.  The remaining member of the Executive Committee following the Transaction is Richard Kaiser.  The members of the Executive Committee shall serve at the pleasure of the board of directors or until their successors shall be duly designated.  Vacancies in the Executive Committee shall be filled by the board of directors.

During the intervals between the meetings of the board of directors, the Executive Committee shall have and may exercise all of the authority of the board of directors in the management of the business affairs of Bravo to the extent authorized by the resolution providing for the Executive Committee or by subsequent resolution adopted by a majority of the whole board of directors.  This authorization is subject to the limitations imposed by law, the bylaws of Bravo Multinational Incorporated or the board of directors.

During the fiscal year ended December 31, 2017, the Executive Committee held no formal meetings.

Audit Committee

The entire board of directors performs the functions of an audit committee, but no written charter governs the actions of the board when performing the functions of what would generally be performed by an audit committee.  The board approves the selection of our independent accountants and meets and interacts with the independent accountants to discuss issues related to financial reporting.  In addition, the board reviews the scope and results of the audit with the independent accountants, reviews with management and the independent accountants our annual operating results, considers the adequacy of our internal accounting procedures and considers other auditing and accounting matters including fees to be paid to the independent auditor and the performance of the independent auditor.  At the present time, Richard Kaiser, our chief financial officer is considered to be our expert in financial and accounting matters.

Nominating Committee

Our size and the size of our board, at this time, do not require a separate nominating committee.  This function is performed by the entire board of directors.  When evaluating director nominees, our directors consider the following factors:

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The appropriate size of our board of directors;

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Our needs with respect to the particular talents and experience of our directors;

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The knowledge, skills and experience of nominees, including experience in finance, administration or public service, in light of prevailing business conditions and the knowledge, skills and experience already possessed by other members of the board;

•

Experience in political affairs;

•

Experience with accounting rules and practices; and

•

The desire to balance the benefit of continuity with the periodic injection of the fresh perspective provided by new board members.

Our goal is to assemble a board that brings together a variety of perspectives and skills derived from high quality business and professional experience.  In doing so, the board will also consider candidates with appropriate non-business backgrounds.

Other than the foregoing, there are no stated minimum criteria for director nominees, although the board may also consider such other factors as it may deem in our best interests as well as in the best interests of our stockholders.  In addition, the board identifies nominees by first evaluating the current members of the board willing to continue in service.  Current members of the board with skills and experience that are relevant to our business and who are willing to continue in service are considered for re-nomination.  If any member of the board does not wish to continue in service or if the board decides not to re-nominate a member for re-election, the board then identifies the desired skills and experience of a new nominee in light of the criteria above.  Current members of the board are polled for suggestions as to individuals meeting the criteria described above.  The board may also engage in research to identify qualified individuals.  To date, we have not engaged third parties to identify or evaluate or assist in identifying potential nominees, although we reserve the right in the future to retain a third party search firm, if necessary.  The board does not typically consider stockholder nominees because it believes that its current nomination process is sufficient to identify directors who serve our best interests.

Finance Committee

Although we currently do not have a Finance Committee, we have adopted a charter which provides that when established it will oversee all areas of corporate finance for Bravo and its subsidiaries, including capital structure, equity and debt financings, capital expenditures, cash management, banking activities and relationships, investments, foreign exchange activities and share repurchase activities.  The Finance Committee will consist of a minimum of three members of the board of directors, the majority of whom shall meet the same independence and experience requirements of the Audit Committee of Bravo and the applicable provisions of federal law and the rules and regulations promulgated thereunder and the applicable rules of the OTC Market, the NASDAQ Stock Market, the New York Stock Exchange, or any other exchange where the shares of Bravo may be listed or quoted for sale.  The members of the Finance Committee are to be recommended by the Nominating and Corporate Governance Committee and are appointed by and serve at the discretion of the board of directors.

Compensation Committee

Although we currently do not have a Compensation Committee, we have adopted a charter which provides that when established it is to assist the board of directors in meeting its responsibilities with regard to oversight and determination of executive compensation and to review and make recommendations to the board of directors with respect to major compensation plans, policies and programs of Bravo.  The Compensation Committee shall consist of not fewer than two members of the board of directors, with the exact number being determined by the board.  Members of the Compensation Committee shall be appointed from time to time to serve in such capacity by the Board.  Each member shall meet the independence and outside director requirements of applicable tax and securities laws and regulations and stock market rules.

Conflicts of Interest

With respect to transactions involving real or apparent conflicts of interest, we have adopted written policies and procedures, which are contained in our Corporate Governance Principles, and which require that:

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The fact of the relationship or interest giving rise to the potential conflict be disclosed or known to the directors who authorize or approve the transaction prior to such authorization or approval;

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The transaction be approved by a majority of our disinterested directors; and

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The transaction be fair and reasonable to us at the time it is authorized or approved by our directors.

Code of Ethics for Senior Executive Officers and Senior Financial Officers

We have adopted an amended Code of Ethics for Senior Executive Officers and Senior Financial Officers that applies to our president, chief executive officer, chief operating officer, chief financial officer, and all financial officers, including the principal accounting officer.  The code provides as follows:

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Each officer is responsible for full, fair, accurate, timely and understandable disclosure in all periodic reports and financial disclosures required to be filed by us with the Securities and Exchange Commission or disclosed to our stockholders and/or the public.

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Each officer shall immediately bring to the attention of the audit committee, or disclosure compliance officer, any material information of which the officer becomes aware that affects the disclosures made by us in our public filings and assist the audit committee or disclosure compliance officer in fulfilling its responsibilities for full, fair, accurate, timely and understandable disclosure in all periodic reports required to be filed with the Securities and Exchange Commission.

•

Each officer shall promptly notify our general counsel, if any, or the president or chief executive officer as well as the audit committee of any information he may have concerning any violation of our Code of Business Conduct or our Code of Ethics, including any actual or apparent conflicts of interest between personal and professional relationships, involving any management or other employees who have a significant role in our financial reporting, disclosures or internal controls.

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Each officer shall immediately bring to the attention of our general counsel, if any, the president or the chief executive officer and the audit committee any information he may have concerning evidence of a material violation of the securities or other laws, rules or regulations applicable to us and the operation of our business, by us or any of our agents.

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Any waiver of this Code of Ethics for any officer must be approved, if at all, in advance by a majority of the independent directors serving on our board of directors.  Any such waivers granted will be publicly disclosed in accordance with applicable rules, regulations and listing standards.

Code of Business Conduct

We have adopted a Code of Business Conduct, which applies to Bravo and all of our subsidiaries, whereby we expect each employee to use sound judgment to help us maintain appropriate compliance procedures and to carry out our business in compliance with laws and high ethical standards.  Each of our employees is expected to read our Code of Business Conduct and demonstrate personal commitment to the standards set forth in our Code of Business Conduct.  Our officers and other supervising employees are expected to be leaders in demonstrating this personal commitment to the standards outlined in our Code of Business Conduct and recognizing indications of illegal or improper conduct.  All employees are expected to report appropriately any indications of illegal or improper conduct.  An employee who does not comply with the standards set forth in our Code of Business Conduct may be subject to discipline in light of the nature of the violation, including termination of employment.

Copies of our Corporate Governance Principles, our amended Code of Ethics for Senior Executive Officers and Senior Financial Officers, and our Code of Business Conduct have been previously filed with the Securities and Exchange Commission.  We will provide to any person without charge, upon request, a copy of our Corporate Governance Principles, our amended Code of Ethics for Senior Executive Officers and Senior Financial Officers, and our Code of Business Conduct.  In addition, we intend to post on our website all disclosures that are required by law concerning any amendments to our Corporate Governance Principles, our amended Code of Ethics for Senior Executive Officers and Senior Financial Officers, and our Code of Business Conduct. Any request for review of such documents should be directed to Mr. Richard Kaiser, our corporate secretary, at 3419 Virginia Beach Boulevard, Unit 252, Virginia Beach, Virginia 23452, telephone (757) 306-6090, or email him at info@bravomultinational.com.  The information contained on our website shall not constitute part of this Information Statement.

Board of Directors Meetings

During the year ended December 31, 2017, our board of directors held two (2) formal meetings and no meetings were held where board actions were taken by written consent. All of Bravo’s directors attended 100% of our meetings in 2017.

Communication with Directors

Stockholders and other interested parties may contact any of our directors by writing to them at Bravo Multinational Incorporated, 3419 Virginia Beach Boulevard, Unit 252, Virginia Beach, Virginia 23452, Attention: Corporate Secretary, telephone 757-306-6092, or email at info@bravomultinational.com.

Our board has approved a process for handling letters received by us and addressed to any of our directors.  Under that process, our vice president reviews all such correspondence and regularly forwards to the directors a summary of all such correspondence, together with copies of all such correspondence that, in the opinion of our vice president, deal with functions of the board or committees thereof or that he otherwise determines requires their attention.  Directors may at any time review a log of all correspondence received by us that are addressed to members of the board and request copies of such correspondence.

Director Compensation

As a result of the election of Mr. Brooks as a director of Bravo, in March 2015, Mr. Brooks was awarded 2,000,000 shares of our restricted common stock.  Moreover, due to his election as a director, Mr. Brooks made a $100,000 direct investment in Bravo on October 1, 2015, in exchange for a convertible promissory note, providing for conversion rights into shares of our common stock based on Bravo’s common stock price low as of September 23, 2015, which was $0.0212 per share.  You may obtain a copy of the convertible promissory note executed by Bravo at www.sec.gov or by clicking on the Securities and Exchange Commission Filings link on the Investor Relations section of our website at www.bravomultinational.com, or by contacting Mr. Richard Kaiser, our corporate secretary, at 3419 Virginia Beach Boulevard, Unit 252, Virginia Beach, Virginia 23452, telephone (716) 803-0621, or email him at info@bravomultinational.com.

At the meeting of the board of directors of Bravo held on September 25, 2015, the board of directors voted that any new director elected to the board of directors of Bravo shall receive $25,000 per year in shares of our common stock registered pursuant to a registration statement on Form S-8 filed with the Securities and Exchange Commission to be paid quarterly.  In addition, any new director shall at the discretion of the board of directors be required to make a direct investment of not less than $100,000 into Bravo in exchange for a convertible promissory note to be submitted to the board of directors for approval.

The following table provides information relating to compensation of our directors for our fiscal year ended December 31, 2017.  The current directors do not receive compensation for their duties as directors.

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)

Paul Parliament	-0-	172,500	-0-	-0-	-0-	-0-	172,500
Richard Kaiser	35,000	86,500	-0-	-0-	-0-	-0-	121,500
Douglas Brooks	-0-	110,000	-0-	-0-	-0-	-0-	110,000

RELATED PARTIES

There is no family relationship between any Director, executive or person nominated or chosen by the Company to become a Director or executive officer.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table presents information regarding the beneficial ownership of all shares of our common stock and preferred stock as of November 21, 2018, by:

• Each person who owns beneficially more than five percent of the outstanding shares of our common stock;

• Each person who owns beneficially more than five percent of the outstanding shares of our preferred stock;

• Each director;

• Each named executive officer; and

• All directors and officers as a group.

	Shares of Common Stock Beneficially Owned (2)		Shares of Preferred Stock Beneficially Owned (2)
Name of Beneficial Owner (1)	Number	Percent	Number	Percent
Paul Parliament (3)	2,070,443	23.58	0	0
Martin Wolfe (4)	72,520	0.8	0	0
Douglas Brooks (5)	859,413	9.79	0	0
Richard Kaiser (6)	1,077,421	12.27	0	0
Julios Kosta (7)	2,423,710	27.6	0	0
Jack Frydman (8)	0	0	0	0
Merle Ferguson	0	0	0	0
All directors and officers as a group (four persons)	4,079,777	46.44	0	0

(1) Unless otherwise indicated, the address for each of these stockholders is c/o Bravo Multinational Incorporated Co., at 3419 Virginia Beach Blvd., Unit 252 Virginia Beach, VA 23452, USA. Also, unless otherwise indicated, each person named in the table above has the sole voting and investment power with respect to our shares of common stock or preferred stock which that person beneficially owns.

(2) Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission.  As of November 21, 2018, there were outstanding 8,779,058 shares of our common stock, and we have 0 shares of our Series A preferred stock issued.  Each share of the Series A preferred stock has voting rights equal to 100 shares of our common stock. Further, each share of the Series A preferred stock may be converted into 10 shares of our common stock.  However, there are restrictions on the conversion rights of the Series A preferred stock as stated elsewhere in this Information Statement.  Taken together, the holders of the Series A preferred stock would have voting rights up to 500,000,000 shares of our common stock, which number exceeds our outstanding shares of common stock on November 21, 2018.  As of November 21, 2018, none of the Series A preferred stock has been converted into shares of our common stock.  As a result of their ownership of 0 shares of our Series A preferred stock and 6,503,487 shares of our common stock in the aggregate, Messrs. Parliament, Brooks, Wolfe, Kaiser, and Kosta, the “controlling stockholders,” have voting control over 6,503,487 shares of our common stock.  Therefore, the controlling stockholders, as a group, have voting control over all matters which may be acted upon by our stockholders.  There are no voting agreements among the controlling stockholders.

(3) Mr. Parliament was our former chairman of the board of the directors, chief executive officer, president and a director. On October 3, 2016 Mr. Parliament returned 34,725,323 common shares to Bravo treasury for cancellation in exchange for a convertible promissory note with a face value of $1,128,573.00.

(4) Mr. Wolfe was our chief financial officer, principal accounting officer, and treasurer.  On October 3, 2016 Mr. Wolfe returned 6,422,547 common shares to Bravo treasury for cancellation in exchange for a convertible promissory note with a face value of $208,732.78, which on July 1,2017 was converted to 72,520 common shares.

(5) Mr. Brooks was our vice president and a director. On October 3, 2016 Mr. Brooks returned 13,591,363 common shares to Bravo treasury for cancellation in exchange for a convertible promissory note with a face value of $441,719.29.

(6) Mr. Kaiser is our chief financial governance officer, and director. On October 3, 2016 Mr. Kaiser returned 3,050,329 common shares to Bravo treasury for cancellation in exchange for a convertible promissory note with a face value of $99,135.69.

(7) Mr. Kosta had a Consulting Agreement with Bravo Multinational Incorporated which expired on September 30, 2018. On October 3 and 11, 2016, Mr. Kosta returned 8,484,882 and 5,333,334 common shares, respectively to the Bravo treasury for cancellation in exchange for convertible promissory notes of $36,497, $239,266 and $160,000.

(8) Mr. Frydman had a Consulting Agreement with Bravo Multinational Incorporated which was cancelled on January 6th, 2017.

As a result of the common stock ownership by Messrs. Parliament, Brooks, Wolfe, Kaiser, and Kosta, the "controlling stockholders" herein, they will be able to control all matters requiring stockholder approval, including the election of directors, merger or consolidation. This concentration of ownership may delay, deter or prevent acts which could reduce the market price of our common stock.

During the Board Meeting held November 19, 2018, the Board of Directors unanimously agreed to amend the terms of the outstanding promissory notes, which were in default, by changing the conversion price from $0.10 (Ten Cents) per share to $0.20 (twenty cents) per share on all amounts owed. All Promissory Notes where due in October 2018 with accrued interest at 8% per annum.

Consulting Agreements

During the fiscal years ended December 31, 2015, and December 31, 2016, we executed consulting agreements with the following:

• Consulting Agreement dated as of October 1, 2014, between Yes International and Bravo Multinational Incorporated with respect to investor relations, consulting, press services and Edgar filing services. Currently there is no consulting agreement and the press and Edgar services are provided by Yes at no cost to Bravo. Yes does charge Bravo for press release wire services.

• Consulting Agreement dated as of October 1, 2015, between Vincent Caruso and Bravo Multinational Incorporated with respect to advice on marketing and business development on a non-exclusive basis. This contract has since been terminated for non-performance.

• Consulting Agreement dated as of October 1, 2015, between Stephen Simon and Bravo Multinational Incorporated with respect to advice on marketing and business development on a non-exclusive basis. This contract has since been terminated for non-performance.

• Consulting Agreement dated July 23, 2015, between Delaney Equity Group, LLC and Bravo Multinational Incorporated with respect to efforts to advise Bravo Multinational Incorporated and/or any of its projects, or otherwise arrange for Bravo Multinational Incorporated to receive capital on terms and conditions acceptable to Bravo Multinational Incorporated, through any legal means, whether equity, debt or any combination thereof.  Delaney Equity Group, LLC shall receive a combination of cash, warrants for the purchase of shares of our common stock, and shares of our common stock as described in the agreement. This contract has since been terminated for non-performance.

• Consulting Agreement dated November 9, 2015, between FMW Media Works Corp. and Bravo Multinational Incorporated with respect to advice as will assist in maximizing the effectiveness of Bravo Multinational Incorporated’s business model both relative to its business model and to its present and contemplated capital structure. This contract has since been terminated for non-performance.

• On October 1, 2015, we engaged Jack Frydman in a new consulting agreement to advise Bravo Multinational Incorporated on corporate development matters. On January 6, 2017 this contract was terminated by the board of directors for non-performance. A mutual release was signed by all parties and any compensation amounts due under the contract from September 1, 2016 onward were cancelled.

• On October 1, 2015, we executed a Mutual Release with Julios Kosta in connection with the termination of a Consulting Agreement dated October 1, 2013.  Pursuant to the Mutual Release we acknowledged that Mr. Kosta had received 16,000,000 shares of our restricted common stock as a final payment for all services under the Consulting Agreement dated October 1, 2013.

• On October 1, 2015, we engaged Julios Kosta in a new consulting agreement to advise Bravo Multinational Incorporated on international corporate development matters. This consulting agreement expired on September 30, 2018. On October 3 and 11, 2016, Mr. Kosta returned 8,484,882 and 5,333,334 common shares, respectively to the Bravo treasury for cancellation in exchange for convertible promissory notes of $36,497, $239,266 and $160,000.

You may obtain copies of the above described Consulting Agreements by clicking on the Securities and Exchange Commission Filings link on the Investor Relations section of our website at www.bravomultinational.com, or by contacting Mr. Richard Kaiser, our corporate secretary, at 3419 Virginia Beach Boulevard, Unit 252, Virginia Beach, Virginia 23452, telephone (757) 306-6092, or email him at info@bravomultinational.com.

 Other than as stated herein, there are no arrangements or understandings, known to us, including any pledge by any person of our securities:

•The operation of which may at a subsequent date result in a change in control of Bravo; or

•With respect to the election of directors or other matters.

Summary Compensation Table

The following table sets forth compensation for our named executive officers for the two completed fiscal years ended December 31, 2015 and December 31, 2016:

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Nonqualified deferred compensation earnings ($)	All Other Compensation ($)	Total ($)

P. Parliament(1)	2017	-0-		172,500					172,500
	2016	-0-	-0-	300,000	-0-	-0-	-0-	-0-	300,000
	2015	-0-	-0-	132,812	-0-	-0-	-0-	-0-	132,812

M. Wolfe(2)	2017	7,500		-0	-				7,500
	2016	42,000	-0-	78,000	-0-	-0-	-0-	-0-	120,000
	2015	31,500	-0-	57,402	-0-	-0-	-0-	-0-	88,542

D. Brooks(3)	2017	-0-		110,000					110,000
	2016	-0-	-0-	120000	-0-	-0-	-0-	-0-	120,000
	2015	-0-	-0-	32,500	-0-	-0-	-0-	-0-	32,500

R. Kaiser(4)	2017	35,000		86,500					121,500
	2016	42,000	-0-	78,000	-0-	-0-	-0-	-0-	120,000
	2015	31,500	-0-	33,645	-0-	-0-	-0-	-0-	65,145

__________

(1)

Mr. Parliament was our chief executive officer, president, and chairman of the board.

(2)

Mr. Wolfe was previously a director and chief financial officer of the Company.

(3)

Mr. Brooks was our vice president and director.

(4)

Mr. Kaiser is our corporate secretary, interm CFO, corporate governance officer, and a director.

All 2016 current executive compensation has been calculated using standard comparable computations then adjusted to reflect the reasonable current economic condition of Bravo Multinational Incorporated; please note the extreme decrease in wages for the current management in comparison to the previous management.

COMMITTEES OF THE COMPANY'S BOARD OF DIRECTORS

Board Leadership Structure and Role in Risk Oversight

We have not adopted a formal policy on whether the Chairman and Chief Executive Officer positions should be separate or combined, however, we have traditionally determined that, due to the small size of the Company and the nature of its operations, it is in the best interests of the Company and its shareholders to combine these roles.

Our Board of Directors is primarily responsible for overseeing our risk management processes. The Board of Directors receives and reviews periodic reports from management, auditors, legal counsel, and others, as considered appropriate regarding our Company’s assessment of risks.  The Board of Directors focuses on the most significant risks facing our Company and our Company’s general risk management strategy, and also ensures that risks undertaken by our Company are consistent with the Board’s tolerance for risk.  While the Board oversees our Company, our Company’s management is responsible for day-to-day risk management processes. We believe this structure is the most effective approach for addressing the risks facing our Company and that our Board leadership structure supports this approach.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Other than as stated above, during our fiscal year ended December 31, 2017, there have been no transactions between various officers, directors and affiliates of Bravo.

LEGAL PROCEEDINGS

The Company is not aware of any legal proceedings in which any director, nominee, officer or affiliate of the Company, any owner of record or beneficially of more than five percent of any class of voting securities of the Company, or any associate of any such director, nominee, officer, affiliate of the Company, or security holder is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries.

NO DISSENTERS RIGHTS

Under the Delaware Corporate Statutes shareholders are not entitled to dissenters rights with respect to the Transaction described in this information statement.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

The Company is subject to the information and reporting requirements of the Securities Exchange Act of 1934 and, in accordance with that act, files periodic reports, documents and other information with the SEC relating to its business, financial statements and other matters. These reports and other information may be inspected and are available for copying at the offices of the SEC, 100 F Street, N.E., Washington, D.C. 20549 and are available on the SEC's website at www.sec.gov.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Information Statement to be signed on its behalf by the undersigned hereunto duly authorized.

BRAVO MULTINATIONAL, INCORPORATED
By: /s/ Merle Ferguson
Date: November 27, 2018	Merle Ferguson, President